UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: *

Name of Issuer:  Handleman Company
                 (HDL)

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number:  410252100

     (Date of Event Which Requires Filing of this Statement)

                          September 17, 2002

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 410252100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Ronald E. Gutfleish
         c/o Elm Ridge Capital Management, LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         0

6.  Shared Voting Power:

        1,643,500

7.  Sole Dispositive Power:

         0

8.  Shared Dispositive Power:

        1,643,500

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

        1,643,500

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

         6.23%

12. Type of Reporting Person

          IN

CUSIP Number: 410252100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Elm Ridge Capital Management, LLC


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          851,400

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          851,400

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          851,400

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

          3.23%

12. Type of Reporting Person

          CO

CUSIP Number: 410252100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Elm Ridge Value Advisors, LLC


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          792,100

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          792,100

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          792,100

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

          3.00%

12. Type of Reporting Person

          CO

Item 1(a) Name of Issuer: Handleman Company (HDL)

      (b) Address of Issuer's Principal Executive Offices:

         500 Kirts Blvd.
         Troy, MI 48084-4142

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Ronald E. Gutfleish
          c/o Elm Ridge Capital Management, LLC
          747 Third Avenue, 3rd Floor
          New York, NY 10017

          Ronald E. Gutfleish - United States Citizen

          Elm Ridge Capital Management, LLC - Delaware Limited
                                              Liability Company

          Elm Ridge Value Advisors, LLC - Delaware Limited
                                          Liability Company

    (d)   Title of Class of Securities:     Common Stock, par
                                            value, $.01 per share

    (e)   CUSIP Number:  410252100

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.
         (a) Amount Beneficially Owned: 1,643,500 shares beneficially owned by Ronald E. Gutfleish (Ronald E. Gutfleish shares voting and dispositive power of 851,400 shares with Elm Ridge Capital Management, LLC and 792,100 shares with Elm Ridge Value Advisors, LLC); 851,400 shares beneficially owned by Elm Ridge Capital Management, LLC; 792,100 shares beneficially owned by Elm Ridge Value Advisors, LLC

         (b) Percent of Class: 6.23% beneficially owned by Ronald Gutfleish; 3.23% beneficially owned by Elm Ridge
         Capital Management, LLC; 3.00% beneficially owned by Elm
         Ridge Value Advisors, LLC

         (c) Ronald E. Gutfleish: 1,643,500 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote;
         1,643,500 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of (Ronald E. Gutfleish disclaims beneficial ownership of the shares to the extent of his pecuniary interest therein)

         Elm Ridge Capital Management, LLC: 851,400 shares with shared power to vote or direct the vote; 0 shares with sole power to vote or to direct the vote; 851,400 shares with shared power to dispense or to direct the disposition of; 0 shares with the sole power to direct the disposition of

         Elm Ridge Value Advisors, LLC: 792,100 shares with shared power to vote or direct the vote; 0 shares with sole power to vote or to direct the vote; 792,100 shares with shared power to dispense or to direct the disposition of; 0 shares with the sole power to direct the disposition of


Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    /s/ Ronald E. Gutfleish
    _________________________
    Ronald E. Gutfleish

    September 27, 2002
    __________________
    Date

                                                   Exhibit A
                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

September 27, 2002 relating to the $.01 par value Common Stock of Handleman Company shall be filed on behalf of the undersigned.



                           ELM RIDGE CAPITAL MANAGEMENT, LLC



                           By: /s/ Ronald E. Gutfleish
                                _____________________________
                                Ronald E. Gutfleish, Managing
                                  Member


                                /s/ Ronald E. Gutfleish
                                _____________________________
                                Ronald E. Gutfleish

                                                   Exhibit B
                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

September 27, 2002 relating to the $.01 par value Common Stock of Handleman Company shall be filed on behalf of the undersigned.



                           ELM RIDGE VALUE ADVISORS, LLC



                           By: /s/ Ronald E. Gutfleish
                                _____________________________
                                Ronald E. Gutfleish, Managing
                                  Member


                                /s/ Ronald E. Gutfleish
                                _____________________________
                                Ronald E. Gutfleish